Exhibit (a)(5)(A)

CURRENT REPORT

Furnished pursuant to Section 3.10 of that certain Indenture dated October 23, 2019 by and among Speedway Motorsports, LLC, U.S. Bank National Association and certain other parties identified therein (the “2027 Notes Indenture”).

Date of earliest event reported: November 8, 2021

SPEEDWAY MOTORSPORTS, LLC,

a Delaware limited liability company

5401 East Independence Boulevard

Charlotte, North Carolina 28212

(704) 532-3318

CONFIDENTIAL

This report and the information contained in this report is confidential. The delivery of this report is conditioned upon the recipient agreeing to (i) treat such report and the information herein as confidential, (ii) not use such report and the information herein for any purpose other than the recipient’s investment or potential investment in Speedway Motorsports, LLC’s debt securities, and (iii) not publicly disclosing such report and the information herein.

ADDITIONAL INFORMATION

Speedway Funding II, Inc., a Delaware corporation and a subsidiary of Speedway Motorsports, LLC, is a co-issuer under the 2027 Notes Indenture.

The Entry Into of Material Definitive Agreements.

Agreement and Plan of Merger

On November 8, 2021, Speedway Motorsports, LLC, a Delaware limited liability company (“Parent”) and Speedco II, Inc., a Delaware corporation (“Merger”) Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dover Motorsports, Inc., a Delaware corporation (the, “Company”) providing for the acquisition of the Company by Parent in an all-cash transaction, consisting of a tender offer (the “Offer”) for all of the outstanding shares of common stock, par value $0.10 per share, and Class A Common Stock, par value $0.10 per share (together, the “Common Stock”), followed by a subsequent merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. The Merger Sub has approved and declared it advisable for Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, including the Offer. Parent has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, and Parent, in its capacity as the sole stockholder of Merger Sub, has agreed to adopt the Merger Agreement. On November 8, 2021, Parent and the Company issued a joint press release announcing the entry into the Merger Agreement. Each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Merger Agreement.

The Merger Agreement provides that Merger Sub shall, and Parent shall cause Merger Sub to, commence, as promptly as practicable, but in no event later than 10 Business Days (unless otherwise agreed to by Parent and the Company) after the initial public announcement of the execution of the Merger Agreement, the Offer for all of the Company’s outstanding shares of Common Stock at a purchase price of $3.61 per share net to the seller in cash (the “Offer Price”), without interest, and subject to any required withholding taxes.

Subject to the terms and conditions of the Merger Agreement, the Offer will initially remain open for 20 Business Days (calculated in accordance with Rule 14d-1(g)(3) of the Securities Exchange Act of 1934 (the, “Exchange Act”)) from the date of commencement of the Offer. If, at the initial scheduled expiration time of the Offer, any of the conditions to the Offer have not been satisfied or waived, then Merger Sub will extend the Offer for one or more consecutive periods to permit the satisfaction of all Offer conditions, except that if the sole remaining unsatisfied offer condition is the Minimum Condition (as defined below), Merger Sub will not be required to extend the Offer for more than one 5 business day period, but may elect to do so in its sole discretion. In any event, Merger Sub will not be required to extend the Offer to a date later than March 8, 2022.

The obligation of Merger Sub to purchase (and Parent to cause Merger Sub to purchase) shares of Common Stock tendered in the Offer is subject to conditions, including (but not limited to) (1) shares of Common Stock having been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that represent, together with the shares of Common Stock then owned by Merger Sub, at least one share more than 50% of the aggregate voting power of all issued and outstanding shares of Common Stock (the “Minimum Condition”), (2) the absence of any Law or Order enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger that, directly or indirectly (i) renders illegal, delays materially or otherwise directly or indirectly restrains or prohibits the making of the Offer, the acceptance for payment of, or payment for, some or all of the shares of Common Stock by Merger Sub or the consummation of the Merger by the Company, Parent or Merger Sub, (ii) imposes or confirms any limitation on the ability of Parent or Merger Sub or any Affiliate of the foregoing to exercise full rights of ownership of the shares of Common Stock to be acquired by Parent and Merger Sub in the Offer or the Merger, or (iii) compels Parent, Merger Sub or the Company or any Affiliate of the foregoing to take any action not required to be taken (or not permitted to be taken without Parent’s consent) pursuant to the terms of the Merger Agreement, including as contemplated by Section 5.6 of the Merger Agreement enjoining or otherwise prohibiting consummation of the Offer or the Merger, (3) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or, the early termination thereof shall have been granted and any other approvals required thereunder shall have been obtained and any voluntary agreement between the Company and the Federal Trade Commission or the Department of Justice pursuant to which the Company has agreed not to consummate the Offer or the Merger for any period of time has passed, (4) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (generally subject to qualifications as to materiality) shall be true and correct in all respects as of the date of the Merger Agreement, (5) the Company shall have complied with or performed in all material respects all of its obligations, covenants and agreements required to be complied with or performed by it prior to the effective time of the Merger (the “Effective Time”), (6) since the date of the

Merger Agreement, there shall have not been any effect, development, change, event, state of circumstances of facts or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Company, (7) the consummation of the Merger shall be reasonably capable of occurring immediately following the Expiration Time and (8) the Merger Agreement not having been terminated in accordance with Article VII of the Merger Agreement.

Following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Merger will be effected pursuant to the procedure provided for by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a meeting or vote of the Company’s stockholders.

At the Effective Time, each share of Common Stock issued and outstanding immediately before the Effective Time (other than Company Equity Awards and shares (1) owned by the Company as treasury stock, or (2) owned by Merger Sub, including any shares irrevocably accepted for purchase by Merger Sub in the Offer) will be automatically cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and subject to any required withholding taxes. Any Dissenting Shares shall not be canceled and converted into the right to receive the Merger Consideration but instead shall by virtue of the Merger be cancelled and converted into the right to receive only such consideration as determined in accordance with Section 262 of the DGCL.

In addition, at the Effective Time, the Company Equity Awards would be treated as follows: (1) each vested or unvested Company stock option, whether or not then vested or unvested, that is unexpired and unexecuted immediately prior to the Effective Time shall be canceled and converted into the right to receive from Parent or the Surviving Corporation pursuant to Section 2.3(e) of the Merger Agreement an amount in cash, without interest, equal to the Option Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company stock option immediately before the Effective Time, (2) each vested or unvested award of time-based restricted stock and each award of already earned performance-based restricted stock will be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the Offer Price, multiplied by the number of shares of Common Stock subject to such award immediately before the Effective Time, and (3) each unearned award of performance-based restricted stock shall be vested and all restrictions thereon shall lapse at the target level for such award as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal in value to the Offer Price multiplied by the aggregate number of shares of Common Stock subject to the target level for such Company Performance Award immediately before the Effective Time.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this nature, including an agreement that the parties will use commercially reasonable efforts to cause the Offer and the Merger to be consummated. The Company has also agreed (1) to operate its business, in all material respects, in the ordinary course consistent with past practice, (2) to certain other restrictions on its operations and (3) not to solicit other proposals to acquire the Company or to participate in discussions or provide information in connection with other proposals to acquire the Company, subject to certain exceptions to permit the Board to comply with its fiduciary obligations.

Prior to the Offer Acceptance Time, the Board of the Company may (1) terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal, or (2) change its recommendation that the Company’s stockholders accept the Offer and tender their shares of Common Stock in the Offer in connection with an Intervening Event, in each case subject to compliance with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the Merger Agreement, and in the case of termination, upon payment of the termination fee discussed below.

The Merger Agreement also contains other termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $5,100,000.

If the Merger is consummated, (1) the Company’s Common Stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act, and (2) the directors and officers of Merger Sub immediately before the Effective Time will be, from and after the Effective Time, the directors and officers of the Company until such time as their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal or until additional directors and officers are duly elected or appointed and qualified.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021 and is incorporated herein by reference.

As of the close of business on November 5, 2021, (a) 36,423,591 shares of Common Stock were issued and outstanding, including 509,200 shares of common stock of the Company with a par value of $0.10 per share issued under the Company Equity Plan (b) 1,073,000 shares of common stock of the Company with a par value of $0.10 per share were reserved for issuance under the Company Equity Plan for unvested Common Stock Awards and Company Performance Awards. Based on the foregoing, Merger Sub will be required to pay aggregate consideration of approximately $131.5 million to acquire all such shares of the Company. The aggregate consideration payable to the Company’s securityholders in connection with the Offer and the Merger, the payment of fees and expenses in connection with the Offer and the Merger and ongoing working capital and general corporate needs will be funded with (1) borrowings under the Parent’s existing Amended and Restated Credit Facility, dated as of September 17, 2019, by and among Parent, Speedway Funding LLC, as borrowers, certain subsidiaries of Parent, as guarantors, and Bank of America N.A., as a lender and as agent for the other lenders thereunder, as may be amended from time to time, and (2) cash on hand.

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the shares of Common Stock. The purpose of the Merger is to acquire all capital stock of the Company not purchased pursuant to the Offer and to cause the Company to become a wholly owned subsidiary of Parent.

Support Agreement

In connection with the Offer and Merger, and concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into a Support Agreement (the “Support Agreement”) with Henry B. Tippie, individually and as trustee of the RMT Trust, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Mike Tatoian, Tim Horne, Tom Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Nevada Oversight, Inc. as trustee of the Marital Trust held under the R. Randall Rollins 2012 Trust, and Radcliffe Hastings (each, a “Supporting Stockholder”, and together, the “Supporting Stockholders”). Each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Support Agreement. Pursuant to the Support Agreement, the Supporting Stockholders have agreed to tender shares of Common Stock held by them in the Offer and to otherwise support the transactions contemplated by the Merger Agreement provided that if an Adverse Recommendation Change (as defined in the Merger Agreement) is made in connection with an Intervening Event (as defined in the Merger Agreement) after such Stockholder has tendered its shares of Common Stock, such Supporting Stockholder may withdraw a portion of its shares provided that such Supporting Stockholder’s Minimum Shares (as defined therein) remain tendered and that such Supporting Stockholder shall promptly tender such withdrawn shares at such time that such Adverse Recommendation Change is no longer continuing. As a group, the Supporting Stockholders held approximately 92% of the voting power of the Company as of November 5, 2021.

The Support Agreement terminates upon the occurrence of certain circumstances, including in the event that the Merger Agreement is terminated in accordance with its terms.

Important Information

The tender offer for the outstanding Common Stock of the Company referred to in this document has not yet commenced. This document is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company’s Common Stock. The solicitation and the offer to purchase shares of the Company’s Common Stock will only be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to cause to be filed with the SEC. At the time the Offer is commenced, Parent and Merger Sub will cause a Tender Offer Statement on Schedule TO to be filed with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

Stockholders of the Company are advised to read the Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement on Schedule 14D-9, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC when they become available, before making any decision with respect to the Offer because these documents will contain important information about the proposed transactions and the parties thereto, including the Offer.

Free copies of the Merger Agreement, Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), may be obtained at the SEC’s web site at www.sec.gov. In addition, the Schedule TO and other documents that the Parent and Merger Sub cause to be filed with the SEC will be made available to all stockholders of the Company free of charge from the information agent for the Offer, and the Schedule 14-9 and other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at https://www.doverspeedway.com/investor-relations/.

Forward-Looking Statements

This Current Report contains “forward-looking” statements as that term is used in federal and state securities laws. Such forward-looking statements may include (i) statements that reflect projections or expectations; (ii) statements that are not historical information; or (iii) statements of our beliefs, intentions, objectives, plans and strategies. Words such as “anticipates”, “approximates”, “believes”, “could”, “estimates”, “expects”, “hopes”, “intends”, “likely”, “may”, “objectives”, “plans”, “possible”, “projects”, “seeks”, “should” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. Many of these risks and uncertainties are beyond our control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Forward-looking statements included in this report are based on information available as of the date issued, and we assume no obligation to update any such forward-looking information contained in this report.

SIGNATURES

Pursuant to Section 3.10 of the 2027 Notes Indenture, the undersigned submits this Current Report.

Date: November 10, 2021

SPEEDWAY MOTORSPORTS, LLC

By:	/s/ J. Cary Tharrington IV
Name: J. Cary Tharrington IV
Title: Executive Vice President, Secretary and General Counsel